News release
Issued on behalf of RELX PLC and RELX NV

11.00am (BST)
20 April 2016

FIRST QUARTER TRADING UPDATE

RELX Group, the global professional information and analytics company, has issued a trading update ahead of the Annual General Meetings, and reaffirmed the outlook for the full year.

Trends in the first quarter of 2016 were consistent with 2015 across our business
We continued to focus on organic development, with supporting acquisition activity similar to prior years, but limited completions in the year to date
Our financial position remains strong
We have completed £225m of the previously announced £700m share buyback, with the remaining £475m to be deployed by year end
The full year outlook is unchanged: We remain confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth in 2016

ENQUIRIES:	Colin Tennant (Investors)	Paul Abrahams (Media)
	+44 (0)20 7166 5751	+44 (0)20 7166 5724

FORWARD-LOOKING STATEMENTS
This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which RELX Group operates; demand for RELX Group’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting RELX Group’s intellectual property rights and other risks referenced from time to time in the filings of RELX Group with the US Securities and Exchange Commission.

Notes for Editors
About RELX Group

RELX Group is a worldleading provider of information and analytics for professional and business customers across industries. The group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 30,000 people of whom half are in North America. RELX PLC is a London listed holding company which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately £27bn/€34bn/$38bn*.

*Note: Current market capitalisation can be found at http://www.relx.com/investorcentre